UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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02003166

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



RECEIVED
MAR 0 1 2002
354

SEC FILE NUMBER
8- 27814

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-01 (MM/DD/YY) AND ENDING 12-31-01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
INVEST LINC SECURITIES, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
120 N. CONGRESS, SUITE 400
(No. and Street)

JACKSON	MS	39201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
LEROY H. PARIS II — (601)354-4255
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
HADDOX REID BURKES & CALHOUN PLLC
(Name — *if individual, state last, first, middle name*)

1100 AMSOUTH PLAZA	JACKSON	MS	39201
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, LEROY H. PARIS II, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INVEST LINC SECURITIES, LLC, as of DECEMBER 31, 192001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



MARGARET JUNE BRAGG
NOTARY
PUBLIC
RANKIN COUNTY, MS

Signature

CHIEF EXECUTIVE OFFICER
Title

Notary Public

Notary Public State of Mississippi At Large
My Commission Expires: September 30, 2005
Bonded Thru Heiden, Brooks & Garland, Inc.

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURES

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

HADDOX REID BURKES & CALHOUN PLLC
Certified Public Accountants

EMMITTE J. HADDOX
R. MILLER REID
JIMMY E. BURKES
PAUL W. CALHOUN
M. GREGORY KING
TED B. EDWARDS
JAN F. LEWIS
CHERYL J. LEE

1100 AMSOUTH PLAZA
P.O. DRAWER 22507
JACKSON, MISSISSIPPI 39225-2507
TELEPHONE 601/948-2924
FACSIMILE 601/960-9154

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Invest Linc Securities, LLC
Jackson, Mississippi

We have audited the accompanying statements of financial condition of Invest Linc Securities, LLC (a limited liability company) as of December 31, 2001 and 2000, and the related statements of income, changes in equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Invest Linc Securities, Inc. as of December 31, 2001 and 2000, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects to the basic financial statements taken as a whole.

Haddox Reid Burkes & Calhoun PLLC

February 14, 2002

MEMBERS AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
PRIVATE COMPANIES PRACTICE SECTION AND SEC PRACTICE SECTION

INVEST LINC SECURITIES, LLC

STATEMENTS OF FINANCIAL CONDITION

ASSETS

	December 31, 2001	December 31, 2000
CASH	$ 68,861	36,415
PREPAID EXPENSES AND DEPOSITS	96,602	6,261
RECEIVABLE FROM AFFILIATED COMPANY	8,870	8,870
COMMISSIONS RECEIVABLE	-	33,538
SECURITIES OWNED, not readily marketable at estimated fair value	3,300	3,300
COMPUTER EQUIPMENT AT COST, less accumulated depreciation of $4,300 and $3,324, respectively	1,464	2,440
	$ 179,097	90,824

LIABILITIES AND EQUITY

	2001	2000
LIABILITIES:		
Accounts payable	$ 198	3,043
Accrued payroll taxes	836	2,874
	1,034	5,917
EQUITY:		
Members' equity	178,063	-
Common stock - $5 par value; 1,000 shares authorized, 1,000 shares issued and outstanding	-	5,000
Additional paid-in capital	-	1,000
Retained earnings	-	78,907
	178,063	84,907
	$ 179,097	90,824

The accompanying notes are an integral part of these statements.

INVEST LINC SECURITIES, LLC

STATEMENTS OF INCOME

	Year Ended December 31, 2001	2000
REVENUES:		
Commissions	$ 1,084,976	501,881
Interest and other income	3,507	1,795
Total sales revenue	1,088,483	503,676
OPERATING EXPENSES:		
Accounting and legal	24,583	4,402
Commissions	143,918	221,933
Consulting services	424,000	23,000
Depreciation	976	1,627
Donations	100,000	-
Employee training	1,637	513
Insurance	980	1,030
Office services	78,202	109,521
Payroll taxes	11,474	16,075
Registration fees	10,112	5,444
Salaries	137,404	72,000
Trading fees	9,089	27,741
Travel and entertainment	39,254	12,116
Other operating expenses	13,698	4,641
	995,327	500,043
NET INCOME	$ 93,156	3,633

The accompanying notes are an integral part of these statements.

INVEST LINC SECURITIES, LLC

STATEMENTS OF CHANGES IN EQUITY

	Common Stock	Additional Paid-in Capital	Retained Earnings	Members' Equity	Equity
BALANCES, January 1, 2000	$ 5,000	1,000	75,274	-	81,274
Net income	-	-	3,633	-	3,633
BALANCES, December 31, 2000	5,000	1,000	78,907	-	84,907
Contribution of equity	(5,000)	(1,000)	(78,907)	84,907	-
Net income	-	-	-	93,156	93,156
BALANCES, December 31, 2001	$ -	-	-	178,063	178,063

The accompanying notes are an integral part of these statements.

INVEST LINC SECURITIES, LLC

STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2001	2000
NET CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 93,156	$ 3,633
Adjustments for differences between income and cash flows from operating activities:		
Depreciation expense	976	1,627
(Increase) decrease in assets:		
Commissions receivable	33,538	(33,538)
Prepaid expenses	(90,341)	(2,156)
Increase (decrease) in liabilities:		
Accounts payable	(2,845)	2,941
Accrued payroll taxes	(2,038)	2,874
Net cash provided (used) by operating activities	32,446	(24,619)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Collection of note receivable	-	7,000
Purchase of investments	-	(3,300)
Net cash provided by investing activities	-	3,700
CASH FLOWS FROM FINANCING ACTIVITIES:		
Payment of liabilities subordinated to the claims of general creditors	-	(7,250)
Net cash used by financing activities	-	(7,250)
NET INCREASE (DECREASE) IN CASH	32,446	(28,169)
CASH, beginning of year	36,415	64,584
CASH, end of year	$ 68,861	36,415

The accompanying notes are an integral part of these statements.

INVEST LINC SECURITIES, LLC

STATEMENTS OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

	December 31, 2001	2000
SUBORDINATED LIABILITIES, beginning of year	$ -	7,250
Decreases	-	7,250
SUBORDINATED LIABILITIES, end of year	$ -	-

The accompanying notes are an integral part of these statements.

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company was originally a Mississippi corporation organized on April 29, 1982, as a broker-dealer engaged in the business of selling limited partnership interests. It is registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers. Effective December 31, 2001, Invest Linc Securities, Inc. was converted to Invest Linc Securities, LLC through an exchange of corporation shares for company units. For financial statement and income tax reporting, assets and liabilities transferred to the Company were recorded at the predecessor corporation's historical cost basis. The Company's current operations include being a full service broker-dealer in addition to selling limited partnership interests.

Cash and Cash Equivalents

The Company considers all checking accounts, money market accounts and investments purchased with an original maturity of three months or less to be cash and cash equivalents.

Security Transactions

Securities not readily marketable are valued at cost which approximates fair value as determined by management.

Computer Equipment and Depreciation

The equipment is stated at cost less accumulated depreciation. Depreciation is provided using the modified accelerated cost recovery system over five years.

Recognition of Revenue and Expenses

The Company uses the accrual method of accounting. Revenues are recognized when earned and expenses are recognized when incurred.

Income Taxes

The Company was formed through the conversion of Invest Linc Securities, Inc. effective December 31, 2001. Earnings and losses after that date will be included in the income tax returns of the members and taxed depending on their tax strategies.

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED:

Income Taxes - continued:

Prior to the conversion, income taxes on the net income of the Company were payable personally by the stockholders, pursuant to an election under Subchapter S of the Internal Revenue Code not to have the Company taxed as a corporation. Accordingly, no provision was made for Federal or State income taxes on net income.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - RELATED PARTY TRANSACTIONS

Transactions with owners and affiliated entities during the years ended December 31, 2001 and 2000 were as follows:

	2001	2000
Commissions revenue	$ 1,055,080	231,000
Commissions expense	112,903	197,348
Consulting services	424,000	23,000
Office services	78,202	109,521

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2001, the Company had net capital of $67,827 (2000 - $64,036), which was $17,827 (2000 - $14,036) in excess of its required net capital of $50,000. The Company's net capital ratio was .015 to 1.

SUPPLEMENTAL INFORMATION

INVEST LINC SECURITIES, LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2001

NET CAPITAL:		
Total equity		$ 178,063
Deductions:		
Non-allowable assets from statement of financial condition:		
Computer equiptment - net		1,464
Prepaid expenses		96,602
Receivable from affiliated entity		8,870
Securities not readily marketable		3,300
		110,236
Net capital		67,827
AGGREGATE INDEBTEDNESS:		
Items included on statement of financial condition	$ 1,034	
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required (greater of $5,000 or 6.67% of aggregate indebtedness)		5,000
Excess net capital		$ 62,827
Ratios: Aggregate indebtedness to net capital		.015 to 1
RECONCILIATION WITH COMPANY COMPUTATION (included in Part IIA of Form X-17A-5 as of December 31, 2001):		
Net capital, as reported in Company's Part IIA (unaudited) FOCUS Report		$ 67,827
Net capital, per above		$ 67,827

OTHER SCHEDULES
DECEMBER 31, 2001

The following schedules are not being filed as they are inapplicable, or not required:

1. Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 is not applicable since respondent does not carry securities accounts for customers or perform custodial functions relating to customer securities.

2. Information relating to the possession or control requirements under Rule 15c3-3 is not required since respondent does not carry securities accounts for customers or perform custodial functions relating to customer securities.

3. Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.

INVEST LINC SECURITIES, LLC

INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL

DECEMBER 31, 2001

HADDOX REID BURKES & CALHOUN PLLC
Certified Public Accountants

EMMITTE J. HADDOX
R. MILLER REID
JIMMY E. BURKES
PAUL W. CALHOUN
M. GREGORY KING
TED B. EDWARDS
JAN F. LEWIS
CHERYL J. LEE

1100 AMSOUTH PLAZA
P.O. DRAWER 22507
JACKSON, MISSISSIPPI 39225-2507
TELEPHONE 601/948-2924
FACSIMILE 601/960-9154

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' REPORT ON INTERNAL CONTROL

Board of Directors of
Invest Linc Securities, LLC
Jackson, Mississippi

In planning and performing our audit of the financial statements and supplemental schedules of Invest Linc Securities, LLC (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications and comparisons.

(2) Recordation of differences required by rule 17a-13.

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments made by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's

above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that the practice and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Haddox Reid Burkes & Calhoun PLLC

February 14, 2002

INVEST LINC SECURITIES, LLC
(FORMERLY INVEST LINC SECURITIES, INC.)

FINANCIAL STATEMENTS
AND
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

DECEMBER 31, 2001 AND 2000

HADDOX REID BURKES & CALHOUN PLLC
Certified Public Accountants

Jackson, Mississippi